EXHIBIT 99.3

CHARTER OF THE COMPENSATION COMMITTEE
OF THE
BOARD OF DIRECTORS
OF
THE RICEX COMPANY

A.            Authority

1.     The Board of Directors (the “Board”) of The RiceX Company (the “Company”) has established the Compensation Committee (the “Committee”) with oversight responsibilities as described in this Charter of the Compensation Committee (this “Charter”) or as additionally requested by the Board.

2.     The Committee shall review, assess and discharge the Board’s responsibilities relating to the adequacy of the compensation of the Company’s chief executive officer (“CEO”) and shall review and consider the recommendations of the CEO relating to the adequacy of the compensation of the Company’s other key personnel.

3.     The Committee is empowered to retain persons having special competence and expertise as necessary to assist the Committee in fulfilling its responsibilities pursuant to the requirements of this Charter, and the rules and regulations of the Securities and Exchange Commission (“SEC”) and the rules and regulations of other regulatory organizations to which the Company is subject, all with authorization and concurrence of the Board.

B.            Purpose

The purpose of the Committee includes, but is not limited to:

1.     Discharging the Board’s responsibilities relating to compensation of the Company’s CEO.  In discharging these responsibilities, the Committee shall approve the compensation of the CEO.

2.     Administering the 1997 Stock Option Plan and other benefit programs of the Company.

C.            Membership

1.     The member(s) of the Committee shall be appointed by the Board. Consistent with the rules and regulations of the SEC and of other regulatory organizations to which the Company is subject, as appropriate, the Committee will consist of at least one director.

2.     The Committee member(s) will be free from any financial, family or other material personal relationship that, in the opinion of the Board would interfere with the exercise of such member’s duties and responsibilities.

3.     The member(s) of the Committee must have sufficient expertise in the area of executive compensation, as determined by the Board in its business judgment, to discharge the responsibilities of the Committee as set forth in this Charter, or must acquire such expertise within a reasonable period of time after his or her appointment to the Committee.

D.            Term

1.     The Board will appoint the member(s) of the Committee, annually, after the annual shareholders meeting.

2.     During his or her annual term, the member(s) of the Committee may be removed only by the affirmative vote of a majority of the Board.

E.             Meetings

1.     Meet at least once annually and otherwise as the member(s) of the Committee deem necessary or appropriate.

F.             Reporting and Communications; Meetings; Responsibilities of the Compensation Committee

1.     The policies and procedures by which the Committee executes its responsibilities pursuant to this Charter shall be flexible in order to best respond to changing conditions and to ensure that the Company continues to attract, retain and motivate high-quality individuals who are expected to contribute to the Company’s long-term growth and success.  In carrying out its responsibilities, the Committee should, at least annually:

a.     Review and approve the Company’s CEO compensation philosophy and take such actions as the Committee deems necessary or appropriate.

b.     Oversee the administration of the Company’s CEO compensation plans, programs and arrangements (including equity incentive plans).

c.     Review and approve the Company’s policies and procedures for evaluating the performance of the CEO.

d.     Review and approve the corporate goals and objectives that are relevant to the compensation of the CEO.

2.     Evaluate the performance of, and set the salary, bonus, stock option grants (if any) and other benefits for, the CEO in light of the corporate goals and objectives relevant to his or her compensation, as applicable.

a.     In determining the appropriate compensation package for the CEO, the Committee should compare his or her performance with the previously established corporate goals and objectives relevant to his or her compensation and take into account such other factors and circumstances that the Committee believes are necessary or appropriate.

b.     In determining the stock option grants and other long-term compensation (if any) given to the CEO, the Committee should consider the Company’s performance and relative stockholder return, the value of similar incentive awards to chief executive officers at comparable companies, the stock option grants and other long-term compensation given to the CEO in past years and such other factors and circumstances that the Committee believes are necessary or appropriate.

3.     Annually review and approve stock option grants from the 1997 Stock Option Plan as incentive compensation for selected employees.

a.     In determining the appropriate grant levels for the Company’s personnel, the Committee shall review and consider the recommendations of the CEO, and such other factors and circumstances the Committee believes are necessary or appropriate.

4.     On an annual basis, prepare a report regarding employee compensation for inclusion in the Company’s annual proxy statement.  This report shall include the information required by the SEC.

5.     From time to time as the Committee determines it to be necessary or appropriate, select and retain independent counsel or other advisors, including compensation and benefits consultants, to assist in the evaluation of key personnel compensation.  The Committee shall have the sole authority to retain (on terms established solely by the Committee), terminate and approve the fees of any such counsel and advisors.  The Committee may meet with any such counsel or advisors without management present.  The Company shall bear the cost of such counsel and advisors.

6.     Promptly make available the minutes of all meetings of the Committee to the Board and report the Committee’s activities to the Board at the Board’s meeting next following each Committee meeting so that the Board is kept fully informed of the Committee’s activities on a current basis.

7.     From time to time as the Committee determines it to be necessary or appropriate, recommend to the Board the names, responsibilities and titles of the elected officers of the Company.

8.     From time to time as the Committee determines it to be necessary or appropriate, consult with the CEO on matters related to the Committee’s responsibilities and on other matters, including organizational structure, appropriate compensation for the Company’s officers and employees not set by the Committee, and individual development programs for the Company’s entire workforce, including management.

9.     From time to time as the Committee determines it to be necessary or appropriate, conduct such reviews, investigations and surveys as the Committee may consider necessary or appropriate in the exercise of its duties and responsibilities.

10.   On an annual basis, conduct a self-assessment of its performance during the previous year.  The purpose of this assessment is to increase the effectiveness of the Committee.  Compliance with the responsibilities listed in this Charter shall form the principal criteria for such assessments, as well as such other factors and circumstances as are determined appropriate by the Board.

11.   On an annual basis, review the Company’s short-term succession plan, which will take effect if all or a portion of the Company’s senior executive officers or key personnel unexpectedly become unable to perform their duties, and the Company’s management development and other plans related to its long-term succession planning.